UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MOTUS GI HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62014P108
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62014P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,607,163[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,607,163[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,163[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) OO

1 Includes 404,441 shares of common stock, par value $0.0001 per share (“Common Stock”) of Motus GI Holdings, Inc. issuable upon exercise of warrants that are exercisable within 60 days of the date of this filing (“Warrants”).

CUSIP No. 62014P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ascent Biomedical Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 907,364[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 907,364[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,364[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN

1 Includes 315,883 shares of Common Stock issuable upon exercise of Warrants.

CUSIP No. 62014P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ascent Biomedical Ventures Synecor, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 699,799[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 699,799[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 699,799[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) PN

1 Includes 88,558 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 62014P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey W. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,607,163[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,607,163[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,163[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

1 Includes 404,441 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 62014P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steve Hochberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,607,163[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,607,163[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,163[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

1 Includes 404,441 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 62014P108

Item 1.

(a)	Name of Issuer:

   Motus GI Holdings, Inc., a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL 33301

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i)	Ascent Biomedical Ventures II, L.P., a Delaware limited partnership (“ABV II”), with respect to shares of the Issuer’s common stock, par value $0.0001 per share (“Shares”), directly owned by it;

(ii)	Ascent Biomedical Ventures Synecor, L.P., a Delaware limited partnership (“Synecor”), with respect to the Shares directly owned by it;

(iii)	ABV, LLC, a Delaware limited liability company (“ABV”), which serves as the general partner of ABV II and Synecor, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by ABV II and Synecor;

(iv)	Geoffrey W. Smith and Steve Hochberg, who serve as the managing members of ABV and jointly exercise dispositive and voting power over, and may be deemed to indirectly own, by virtue of the foregoing relationships, the Shares directly owned by ABV II and Synecor.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	Address of Principal Business, or if none, Residence:

The address of the principal business office of the Reporting Persons is:

177 Main Street, Suite 202, Huntington, NY 11743

(c)	Citizenship:

Messrs. Smith and Hochberg are citizens of the United States of America. See Item 2(a) for the place of organization of the other Reporting Persons.

CUSIP No. 62014P108

(d)	Title of Class of Securities:

Common Stock, par value $0.0001

(e)	CUSIP Number:

62014P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(k). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify type of institution.

Item 4.	Ownership

A.	ABV, LLC

(a)     Amount beneficially owned: 1,607,163

(b)     Percent of class: 7.4%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,607,163

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,607,163
B.	Ascent Biomedical Ventures II, L.P.

(a)     Amount beneficially owned: 907,364

(b)     Percent of class: 4.2%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 907,364

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 907,364

CUSIP No. 62014P108

C.	Ascent Biomedical Ventures Synecor, L.P.

(a)     Amount beneficially owned: 699,799

(b)     Percent of class: 3.3%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 699,799

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 699,799
D.	Geoffrey W. Smith

(a)     Amount beneficially owned: 1,607,163

(b)     Percent of class: 7.4%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,607,163

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,607,163
E.	Steve Hochberg

(a)     Amount beneficially owned: 1,607,163

(b)     Percent of class: 7.4%

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,607,163

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,607,163

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More that Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 62014P108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

ASCENT BIOMEDICAL VENTURES II, L.P.

By: ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

ASCENT BIOMEDICAL VENTURES SYNECOR, L.P.

By: ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

/s/ Geoffrey W. Smith
GEOFFREY W. SMITH, individually

/s/ Steve Hochberg
STEVE HOCHBERG, individually

SCHEDULE 13G

CUSIP NO. 62014P108

JOINT FILING AGREEMENT

Exhibit 1

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,607,163 shares of Common Stock of Motus GI Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 13, 2019.

ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

ASCENT BIOMEDICAL VENTURES II, L.P.

By: ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

ASCENT BIOMEDICAL VENTURES SYNECOR, L.P.

By: ABV, LLC

By:	/s/ Geoffrey W. Smith
Name: Geoffrey W. Smith
Title: Managing Member

/s/ Geoffrey W. Smith
GEOFFREY W. SMITH, individually

/s/ Steve Hochberg
STEVE HOCHBERG, individually